Exhibit (k)(16)
SUPPORT SERVICES AGREEMENT
     THIS SUPPORT SERVICES AGREEMENT (this “Agreement”), dated as of March 17, 2008 but effective as of October 2, 2007 (the “Effective Date”), is by and between Main Street Capital Corporation, a Maryland corporation (“MSCC”), and Main Street Capital Partners, LLC, a Delaware limited liability company and a wholly owned subsidiary of MSCC (“MSCP”).
WITNESSETH:
     WHEREAS, MSCC and MSCP (together, the “Parties”) desire to memorialize certain arrangements and understandings that have been in place between them since October 2, 2007 with respect to the performance and provision of certain services and resources to each other; and
     WHEREAS, the Parties desire to continue such arrangements and understandings on the terms and conditions set forth herein;
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:
     1. SUPPORT SERVICES.
     (a) MSCP’s Provision of Support Services. (i) During the term of this Agreement, MSCP shall provide to MSCC the services described in Attachment A as Support Services (the “Support Services”).
     (ii) If MSCC desires to have any services in addition to the Support Services provided to it hereunder, MSCC shall so notify MSCP and, during the 30 days following the receipt of such notice, MSCP and MSCC shall mutually discuss the requested additional service requirements and negotiate in good faith with a view towards the provision of such services. Any agreement with respect thereto shall be reflected in an addendum to this Agreement.
     (b) Term. (i) This Agreement shall be for an initial term commencing effective as of October 2, 2007 and ending on December 31, 2017 (the “Initial Term”), unless this Agreement is earlier terminated pursuant to any of the following provisions of this Section 1(b); provided, however, that this Agreement shall be automatically renewed for additional one-year terms (each a “Renewal Term”), unless earlier terminated as provided in the following provisions of this Section 1(b), upon the expiration of the Initial Term or any Renewal Term unless MSCC or MSCP delivers to the other, at least 30 days prior to the expiration of the Initial Term or the then current Renewal Term, as the case may be, a written notice specifying that the term of this Agreement will not be renewed at the end of the Initial Term or such Renewal Term, as the case may be.

     (ii) Notwithstanding the foregoing, this Agreement will terminate 30 days after MSCC ceases to own, directly or indirectly, a majority of the voting stock of MSCP.
     (iii) Notwithstanding any termination of this Agreement, the provisions of Section 1(c) and Sections 2 through 6 of this Agreement shall remain in full force and effect.
     (c) Limited Warranty for Support Services. MSCP will provide the Support Services in good faith, and with due care and diligence consistent with the care and diligence that a corporation would exercise in the performance of such Support Services for itself. MSCC hereby acknowledges that MSCP is not in the business of providing support services to third parties (other than Main Street Capital II, LP and other subsidiaries of MSCC) and that, except as set forth in this Section 1(c), MSCP does not otherwise warrant or assume any responsibility for the Support Services provided hereunder. The warranty stated above is in lieu of and exclusive of all other representations and warranties of any kind whatsoever. EXCEPT AS STATED ABOVE, THERE ARE NO WARRANTIES OR REPRESENTATIONS RELATING TO THE SUPPORT SERVICES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
     2. PAYMENTS FOR SUPPORT SERVICES; REIMBURSEMENT
     (a) Quarterly Payment. In consideration of MSCP’s provision of Support Services, MSCC shall be obligated to pay to MSCP a quarterly reimbursement payment during the term of this Agreement calculated in the manner set forth on Attachment B hereto. With respect to each calendar quarter during the term of this Agreement, beginning with the calendar quarter ended December 31, 2007, MSCP shall transmit to MSCC an invoice setting forth the amount of the required payment, which invoice MSCP shall deliver to MSCC within 30 days following the completion of the quarter. Subject to the provisions of Section 2(b) below, MSCC shall be responsible for payment of the entire invoiced amount shown in each such invoice within 30 days from the end of the calendar month in which such invoice was received.
     (b) Disputed Amounts; Claims. (i) In the event MSCC disputes any amounts invoiced by MSCP, MSCC shall deliver a written statement describing the dispute to MSCP within 30 days following receipt of the disputed invoice. The statement shall provide a sufficiently detailed description of the disputed items. Any invoiced amounts not so disputed shall be deemed accepted. If the Parties cannot resolve the dispute in a mutually satisfactory manner, the dispute shall be submitted within 30 days from the date of notice to an independent public accounting firm mutually acceptable to the Parties. The independent public accountants will review the books and records of MSCP and make such other investigation as they may deem necessary to verify the invoice. The costs of such accountants’ fees shall be borne by MSCC if the invoice is determined to be substantially correct, and borne by MSCP if the invoice is determined to be substantially incorrect. Pending any such final determination, MSCC agrees to pay the invoiced amount to MSCP, with appropriate adjustment (including interest at a rate of interest equal to the rate of interest publicly announced by Citibank N.A. (or its successor), in the City of New York, from time to time during the period pending such final determination, as such bank’s prime lending rate) to be made following such final determination.

     (ii) MSCC’s receipt of any Support Service performed hereunder shall be an unqualified acceptance of, and a waiver by MSCC of any and all claims with respect to, such Support Service unless MSCC gives MSCP notice of a claim within 90 days after the end of the month in which the invoice for such Support Service was received by MSCC, except for any claims arising from the bad faith, gross negligence or willful misconduct of MSCP.
     (c) Taxes. In addition to any other amounts payable to MSCP hereunder, MSCC shall be obligated to promptly reimburse MSCP for any taxes, excises, imposts, duties, levies, withholdings or other similar charges (excepting any charges based on net income) that it may be required to pay on account of MSCC in connection with the performance of Support Services, or with respect to payments made by MSCC for such Support Services pursuant to this Agreement.
     (d) Reimbursement. MSCC acknowledges that MSCP may make payments to third parties (including, without limitation, for legal, insurance, financial, accounting, public relations and other consultant fees, costs and expenses) on behalf of MSCC in connection with MSCP’s provision of Support Services to MSCC with respect to items that may not be classified as Support Services. MSCC agrees to promptly, and in any event within 30 days of written notice, reimburse MSCP for any such third-party fees, costs or expenses.
     3. ASSUMPTION OF COMPENSATION PAYMENT OBLIGATIONS
     (a) In connection with its obligation to provide Support Services under this Agreement, MSCP will utilize the services of Messrs. Todd A. Reppert, Curtis L. Hartman, Dwayne L. Hyzak, David Magdol and Rodger Stout (collectively, the “Executives”), each of whom is an executive officer of both MSCC and MSCP. Because the provision of the Support Services will require substantially all the available service time of each of the Executives, MSCP shall be solely responsible for the payment, during the term of this Agreement, of all salary and other elements of cash compensation payable to the Executives pursuant to the respective employment agreements that MSCC entered into with the Executives effective as of the consummation of the initial public offering of common stock of MSCC in October 2007 (the “Employment Agreements”). To the extent necessary to give effect to the immediately preceding sentence, MSCP hereby expressly assumes any and all obligations to pay salary and other elements of cash compensation to any of the Executives pursuant to the Employment Agreements, in each case for so long as such Employment Agreement remains in effect during the term of this Agreement. In addition, MSCP also hereby expressly assumes all other obligations of MSCC under contracts or agreements in effect on the Effective Date, or entered into between the Effective Date and the date hereof, which relate to services included in the Support Services (other than MSCC’s obligations under this Agreement).
     4. INDEMNIFICATION; LIMITATION OF LIABILITY
     (a) Indemnification Agreement. MSCC agrees to and does hereby indemnify and hold MSCP harmless from and against any and all demands, claims, actions, causes of action, suits and encumbrances brought or asserted by, or liabilities, penalties, obligations, losses, damages, costs and expenses paid or attributable to, third parties (collectively, “Losses”) to which MSCP may be subjected arising out of or attributable, directly or indirectly, to (i) the performance or nonperformance of any Support Service for or on behalf of MSCC, or otherwise arising under this Agreement, except for any such Losses arising out of or attributable, directly or indirectly, to MSCP’s gross negligence, bad faith or willful misconduct, as applicable, or (ii) any acts or omissions of MSCC.
     (b) Procedure. If any claim is made or asserted by a third party against MSCP for which it is entitled to indemnification under Section 4(a) above, MSCP shall with reasonable promptness, give to MSCC written notice of the claim or assertion of liability and request MSCC to defend against the claim. Failure to so notify MSCC shall not relieve MSCC of any liability which it might have to MSCP unless such failure materially prejudices MSCC’s position in defending such third-party claim. MSCC shall have the right to defend against the claim, in which event MSCC shall give written notice to MSCP of acceptance of the defense of such claim and the identity of counsel selected by MSCC with respect to such matter. In the event MSCC does not accept the defense of a claim as provided above, MSCP, upon written notice to MSCC, shall have the right to employ counsel for such defense at the expense of MSCC. MSCP and MSCC shall cooperate with one another in the defense of any such action, and the relevant records and personnel of each shall be made available to the other in connection with such defense. If MSCC accepts the defense of the matter, it shall not be liable for any amount hereunder arising out of any settlement of any claim or action made without its written consent.
     (c) Limitation of Liability. (i) Under no circumstances will MSCP be liable (in contract, tort or otherwise) to MSCC or its subsidiaries for any Losses suffered by MSCC arising out of or attributable, directly or indirectly, to the performance or nonperformance by MSCP of any Support Services or otherwise arising under this Agreement, except for any such Losses arising out of or attributable, directly or indirectly, to the bad faith, gross negligence or willful misconduct of MSCP.
     (ii) Any liability of the Parties to one another arising out of or attributable to, directly or indirectly, this Agreement, regardless of the form of the claim or cause of action (whether based in contract, infringement, negligence, strict liability, other tort or otherwise), shall be limited to actual damages. In no event shall either Party be liable to the other Party for any indirect, special, consequential, incidental or punitive damages, whether arising under contract, in tort, at law or in equity, of such other Party. As used in this Section 4(c)(ii), the term “consequential damages” includes, without limitation, loss of anticipated profits, loss of use, loss of revenue, cost of capital and loss or damage of other property or equipment.
     5. OWNERSHIP OF WORK PRODUCT
     (a) Except as set forth in Section 5(b) below, all proprietary methodologies and all written material, including programs and programming documentation, that were preexisting or originated with or prepared by MSCP pursuant to this Agreement shall belong to MSCP, except to the extent such may be acquired by MSCC pursuant to any separate written agreement signed by authorized representatives of the Parties.
     (b) All data provided to MSCP pursuant to this Agreement by or on behalf of MSCC will be, and shall remain, the property of MSCC.

     (c) No license under any patents, know-how, trade secrets, copyrights or other rights is granted by this Agreement or any disclosure hereunder.
     (d) Each Party shall have reasonable access to all data, records, files, statements, invoices, billings and other information generated by or in custody of the other Party relating to the Support Services provided pursuant to this Agreement.
     6. MISCELLANEOUS
     (a) Notices. All notices, requests and other communications to either Party hereunder shall be in writing and shall be given to the address set forth beneath such Party’s signature on the signature pages hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.
     (b) Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by both Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and are not exclusive of any rights or remedies provided by law.
     (c) Force Majeure. The Parties shall be relieved of their obligations hereunder (except for the payment of money) if and to the extent that any of the following events hinder, limit or make commercially impracticable the performance by either Party of any of its obligations hereunder: act of God, war, civil commotion, riot, acts of public enemies, blockade or embargo, fire, explosion, lightning, casualty, accident, flood, sabotage, national defense requirements, labor trouble, strike, lockout or injunction; governmental requests, laws, regulations, orders or actions, whether valid or invalid (including, without limitation, import or export prohibitions or priorities, requisitions, allocations and price adjustment restrictions); breakage or failure of machinery or apparatus; inability to obtain power, materials, facilities, equipment, communication or transportation; or any other event, whether or not of the class or kind enumerated herein, beyond the control of the Party claiming relief under this Section 6(c) such as cannot be circumvented by reasonable diligence and without unusual expense. The Party claiming relief under this Section 6(c) shall notify the other Party in writing of the events causing delay or default in performance. The Party failing to fulfill its obligations shall, however, take reasonable steps to remove or otherwise address the impediment to action.
     (d) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that neither Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party.

     (e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to any conflicts of law provisions thereof that would result in the application of the laws of any other jurisdiction.
     (f) Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     (g) Entire Agreement. This Agreement embodies and constitutes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by either Party in entering into this Agreement. Neither this Agreement nor any provision hereof is intended to confer upon any person other than the Parties any rights or remedies hereunder.
     (h) Independent Contractors. The Parties are independent contractors. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, franchise or joint venture relationship between the Parties. Neither Party shall incur any debts or make any commitments for the other, except to the extent, if at all, specifically provided herein.
     (i) Defined Terms. Capitalized terms used herein and in the Attachments hereto shall have the meanings set forth herein.
     (j) Confidentiality. Each Party will hold, and will use its best efforts to cause its respective officers, directors, employees and other agents to hold, in confidence, all confidential documents and information concerning the other Party furnished to such Party in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known by such Party on a nonconfidential basis, (ii) in the public domain through no fault of such Party or (iii) later lawfully acquired by such Party on a nonconfidential basis from sources other than the other Party; provided that such Party may disclose such information in connection with the transactions contemplated by this Agreement to the officers, directors, employees and other agents of such Party so long as such persons are informed by such Party of the confidential nature of such information and are directed by such Party to keep such information confidential and not to use it for any purpose other than its intended use; and provided further, that if any person described in the immediately preceding proviso breaches its confidentiality obligations, the Party to whom the disclosure is attributable will inform the other Party and will take reasonable steps at the request of the other Party to enforce such obligation. Notwithstanding the foregoing, each Party may disclose such information if (i) compelled to disclose by judicial or administrative process or by other requirements of applicable law or (ii) necessary to establish such Party’s position in any litigation or any arbitration or other proceeding based upon or in connection with the subject matter of this Agreement. Prior to any disclosure pursuant to clause (i) of the immediately preceding sentence, the disclosing Party shall give reasonable prior notice to the other Party of such intended disclosure and, if requested by such Party, shall use all reasonable efforts to obtain a protective order or similar protection for such information or data and shall otherwise disclose such information and data to the extent, and only to the extent, necessary to comply with any applicable rule, regulation or policy of a governmental entity. The obligation of a Party to hold any such information in confidence shall be satisfied if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. The provisions of this Section 6(j) shall survive any termination of this Agreement or the provision of any Support Services hereunder.
     (k) Records. MSCP shall maintain the business records pertaining to the Support Services and will retain the records pertaining to each Support Service for at least a period of 24 months after the cessation of such Support Service. MSCP shall make available to MSCC copies of records pertaining to such provided Support Services.
     (l) Severability. If any provision hereof is or becomes illegal, invalid or unenforceable under the laws of a particular jurisdiction, such provision shall be fully severable with respect to such laws; this Agreement shall be construed and enforced in such jurisdiction as if such provision had never comprised a part hereof; the remaining provisions hereof shall remain in full force and effect in such jurisdiction and shall not be affected by such provision or by its severance herefrom; and all of the provisions hereof shall remain in full force and effect in all other jurisdictions and shall not be affected by the severance of such provision under the laws of such jurisdiction. Furthermore, in lieu of such provision, there shall be added automatically for purposes of such jurisdiction as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable in such jurisdiction.

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MAIN STREET CAPITAL CORPORATION
By:	/s/ Vincent D. Foster
Name: Vincent D. Foster
Title: Chairman of the Board and Chief Executive Officer

Address:	1300 Post Oak Boulevard Suite 800 Houston, Texas 77056

MAIN STREET CAPITAL PARTNERS, LLC
By:	/s/ Rodger A. Stout
Name: Rodger A. Stout
Title: Chief Financial and Administrative Officer

	Address:	1300 Post Oak Boulevard Suite 800 Houston, Texas 77056

ATTACHMENT A

SUPPORT SERVICES
The Support Services shall include any of the following required by MSCC in the operation of its business:
•	investment portfolio management services;

•	business analysis and business development services;

•	executive officer administration;

•	corporate communications services;

•	accounting and financial reporting services;

•	external and internal audit services;

•	information technology administration services;

•	legal compliance services;

•	other legal services, including corporate secretary services;

•	cash management and other treasury administration services;

•	purchasing and procurement services;

•	office rent administration and payment services;

•	other office services;

•	personnel and human resource administration services;

•	payroll, benefits and related record-keeping administration services;

•	other payables administration and payment services;

•	healthcare, medical insurance and other employee welfare plan administration services;

•	safety, health, environmental and risk management services;

•	tax administration services; and

•	miscellaneous corporate and administrative services;
provided, however, that Support Services shall not include: payment of directors’ fees or directors’ expense reimbursements; directors and officers insurance policy administration or premiums payment services; payment of any fees to the Nasdaq Global Select Market; payment of fees to any third-party provider of investor relations services; payment of audit or tax reporting costs solely related to MSCC; payment of costs associated with compliance with the provisions of the Sarbanes-Oxley Act of 2002; valuation services related to MSCC; payment of filing fees for filings with the Securities and Exchange Commission; payment of printing or mailing costs associated with periodic reports to stockholders of Parent or proxy statements for meetings of the stockholders of MSCC; payment of transfer agent fees or transfer agent expense reimbursements; payment of interest or other costs associated with loans made to or obtained by MSCC; or payment of other expenses relating to credit arrangements or capital raising activities of MSCC.

ATTACHMENT B

COMPUTATION OF QUARTERLY PAYMENT
     The amount of the payment payable to MSCP under this Agreement with respect to any calendar quarter shall be an amount that is equal to (i) all expenses incurred by MSCP during that quarter, whether in connection with the provision of Support Services or otherwise, provided that such amounts are properly includable in the determination of the profits or losses of MSCP for such period in accordance with accounting principles generally accepted in the United States, less (ii) all amounts reimbursed by Main Street Capital II, LP, in connection with services provided by MSCP to Main Street Capital II, LP pursuant to the Investment Management/Advisory Agreement dated as of November 30, 2005 (as the same may be amended) or any successor agreement; provided, however, that the foregoing payment arrangements shall be amended by mutual agreement of the Parties in the event MSCP expands its business to provide portfolio management, investment advisory or other services to any person that is not a direct or indirect wholly owned subsidiary of MSCC.